AR/S
P.E. 12/31/01

02029069

CNR

CENTRAL NATURAL RESOURCES, INC.

Annual Report
As of December 31, 2001

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES

KANSAS CITY, MISSOURI

STOCKHOLDERS' MEETING
The 2002 annual meeting will be held at 9:00 A.M., P.D.T., on April 18, 2002, at The Athenaeum at the California Institute of Technology, 551 South Hill Avenue, Pasadena, California 91106

STOCK TRANSFER AGENT AND STOCK REGISTRAR
UMB Bank, n.a.
Kansas City, Missouri 64141

CENTRAL NATURAL RESOURCES, INC.

Kansas City, Missouri, February 12, 2002

To Stockholders of
CENTRAL NATURAL RESOURCES, INC.:

We are pleased to report that the financial results of Central Natural Resources, Inc. as presented in the accompanying Consolidated Financial Statements as of December 31, 2001 are reflecting increased total operating revenue, and continued positive net earnings.

The following tabulation summarizes the Company's earnings for the year 2001 compared with 2000:

	2001	2000
Earnings before income taxes	$ 347,256	$ 1,291,871
Taxes on income	100,960	435,290
Net earnings	$ 246,296	$ 856,581
Per Share: Net Earnings	$ .49	$ 1.58

DIVIDENDS

During 2001 cash dividends were paid in the amount of $440,934 as follows (reflecting the stock dividend).

February 28	$ .25 per share
May 1	$ .25 per share
August 31	$ .25 per share
November 20	$ .125 per share
	$ .875 per share

In February 2002 the Board of Directors also declared a cash dividend of $0.10 per share.

ENERGY BUSINESS SEGMENT

The Company continued to own and lease to others real property interests in Missouri, Kansas, Arkansas, Oklahoma, Louisiana and Texas during 2001 and a summary of royalties and rentals therefrom are set forth in the following paragraphs. More detailed information is included in the accompanying consolidated financial statements and Management's Discussion and Analysis.

OIL, GAS AND MINERAL

Oil, gas and mineral revenues for 2001 were $678,299 compared with revenues of $646,861 in 2000 of which lease bonuses and rentals amounted to $51,858 in 2001 and $54,632 in 2000.

On our Texas properties, oil and gas royalties amounted to $363,344 for 2001, compared with $396,255 for 2000. On our Louisiana and Arkansas properties, oil and gas royalties received for 2001 were $263,097 compared with $195,974 for 2000.

COAL

Coal royalties received amounted to $90,800 for 2001 compared with $94,628 for 2000.

NONOPERATING INCOME

Income from other investments received during 2001 amounted to $85,124 compared with $1,063,379 for 2000.

OTHER MATTERS

In a separate portion of this report you will find information on the market in which the common stock of this Company is traded and information regarding the market price and dividends paid during the course of the two most recent years.

By Order of the Board of Directors
Respectfully submitted,

PHELPS M. WOOD
PRESIDENT

CENTRAL NATURAL RESOURCES, INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
OPERATING REVENUE:			
Coal royalties (note 3)	$ 90,800	94,628	97,122
Oil & gas royalties	626,441	592,229	395,262
Oil & other mineral lease rentals & bonuses	51,858	54,632	123,491
Total operating revenue	769,099	741,489	615,875
General & administrative expenses	513,121	522,082	572,096
Operating income	255,978	219,407	43,779
NONOPERATING INCOME:			
Investment income (note 2)	85,124	1,063,379	826,885
Gain on sales of real estate	1,106	3,385	43,489
Other	5,048	5,700	3,166
Total nonoperating income	91,278	1,072,464	873,540
Earnings before income taxes	347,256	1,291,871	917,319
INCOME TAXES (note 5)	100,960	435,290	266,309
Net earnings	$ 246,296	856,581	651,010
Earnings per share - basic and diluted	$ 0.49	1.58	0.92
Weighted average number of shares of common stock outstanding - basic and diluted	503,924	543,528	709,470

See accompanying notes to consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL DATA

Years ended December		2001		2000
Total operating revenue	$	769,099	$	741,489
Net earnings		246,296		856,581
Net earnings per common share		0.49		1.58
Cash dividends per common share		0.88		0.88
Total assets	$	8,039,160	¢	8,584,503

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Results of Operations

Total operating revenue was up slightly in 2001 over 2000 and up significantly in 2000 over 1999. In both cases the increases were due primarily to increased revenues from oil and gas royalties which, in turn, were due to material increases in the price of oil and gas during the current periods over the prior periods, coupled with increased production. Revenue from this source may be positively impacted in the future, as a lessee has completed drilling operations and commenced production of coal bed methane gas from certain of the Company's coal properties located in Sebastian County, Arkansas. Although results of test drillings were apparently promising, production has only recently begun. Accordingly, the level of commercial production on an ongoing basis is uncertain at this time, and should positive results be achieved in the commercial production of coal bed methane gas under this lease, it may very well be in the intermediate term before the Company realizes material royalty income from this source. Further, the amount of revenue ultimately received from this source will be subject to the uncertainties of price fluctuations in the market price of natural gas. Revenue from oil and other mineral lease rentals and bonuses was down in 2001 from 2000, and was also down in 2000 from 1999, because there were fewer new leases made in the current periods with income recognizable in those periods.

Nonoperating income was down substantially in 2001 from 2000, while being up in 2000 over 1999. The increases in 2000 over 1999 were due primarily to increased investment income resulting from increased capital gains realized on sales of equity securities during 2000, and somewhat higher rates of return on temporary fixed income investments during that year, partially offset by the reduced size of the portfolio of fixed income investments during that year, due in part to the expenditure of invested cash for a sizeable redemption of treasury stock in early 2000 described below. The decrease in nonoperating income in 2001 from 2000 resulted from lower capital gain income being realized on the sale of equity securities in the current year, somewhat lower rates of return on temporary fixed income investments, and the reduced size of the portfolio of fixed income investments during the current year. Additionally, as described in Note (2) to the accompanying consolidated financial statements, the Company recognized impairment charges during 2001 reflecting a write down in the carrying value of certain securities because decreases in current market values of those securities have been deemed by Management to be other than temporary. There is a deferred tax benefit relative to such write downs which will be realized for income tax purposes upon future sale or disposition of the securities. There was also a decrease in the gain on sales of real estate in both 2001 and 2000 from 1999, because of less excess surface land being sold in the current years.

General and administrative expenses were lower in 2001 than 2000, and also lower in 2000 than in 1999. The decreases in both cases reflect reduced fees paid to outside service providers during the current periods, somewhat offset by increased compensation. Also, expenses were higher in 1999 due to significant fees paid to outside service providers, particularly legal fees in connection with litigation resulting in the stock redemption referred to above which is described in more detail below and also fees paid to financial advisers and appraisers of the Company's real estate and mineral assets.

As described in detail in Note (5) to the accompanying consolidated financial statements, income taxes were lower in 2001 than in 2000, but up significantly in 2000 over 1999. The decrease in the current year resulted primarily from reduced earnings before income taxes, while the increase in 2000 over 1999 resulted from increased earnings before income taxes in that year.

Because of the nature of the Company's business, inflation has little impact on its expenses. It is not anticipated that changes in the price of coal will have much impact on the income of the Company because of the continuing low activity of coal extraction and because the Company's existing coal leases have fixed prices per ton and are not affected by market changes. Substantially increased prices could cause an increase in the amount of coal mined, however. As is indicated in the discussion above concerning revenue from oil and gas royalties, changes in the price of oil do have an impact on the income of the Company, and at times it can be dramatic. The rise in the price of oil in the years under comparison contributed to increased revenue from that source, while a decrease in oil prices commencing in 2001 resulted in somewhat lower revenue from oil royalties in the most recent quarters.

Financial Condition - Liquidity and Capital Resources

The financial condition of the Company continued very strong during 2001, as it was in 2000 and 1999. The liquidity of the Company continues to be high as is evidenced by a favorable ratio of current assets to current liabilities, and the fact that a significant portion of the Company's net worth is represented by liquid assets. During the first quarter of 2000, the Company consummated the resolution of litigation and other disputes with a former director and other stockholders as has been described in prior reports, pursuant to an Agreement of Settlement and Release executed by all parties, including the Company, on February 29, 2000. The terms of the settlement included the purchase by the Company of all stock of the Company owned by the plaintiffs totaling 97,231 shares for a purchase price of $33.50 per share (before giving effect to the stock dividend described hereafter which

1999	1998	1997
$ 615,875	$ 590,173	$ 1,106,425
651,010	517,419	777,838
0.92	0.73	1.80
0.63	0.25	0.75
$ 12,272,117	$ 11,583,087	$ 11,005,414

was distributed on February 13, 2001 to stockholders of record on January 29, 2001) or aggregate consideration of $3,257,238.50 which the Board of Directors of the Company, after careful consideration, concluded was a fair price under the circumstances based upon a review of the Company's financial condition and considering the costs and risks of continued litigation. The source of funds used were available liquid assets of the Company previously invested in U.S. Government agency obligations. The liquidity of the Company was somewhat reduced as a result of this transaction, but overall the Company continues to enjoy very high liquidity, with current assets greatly exceeding current liabilities and a significant portion of its net worth still being represented by liquid assets.

The Company has no bank debt or other lender liability outstanding and no significant other liabilities. There are no off balance sheet arrangements. In addition, since the Company has no significant amount of accounts receivable or accounts payable and thus minimal working capital needs, and has significant liquid assets, and there are no current known demands, commitments, contractual obligations, Management believes that liquidity should continue to be favorable and the financial condition of the Company strong. The only continuing commercial commitment is the operating lease for general office space of the Company as described in Note (6) of the accompanying consolidated financial statements.

In addition to currently available liquid assets, the continued liquidity of the Company is affected by cash flows as is illustrated on the consolidated statement of cash flows in the accompanying consolidated financial statements, which illustrate that there was a net decrease in cash and cash equivalents in 2001 and 2000 and an increase in cash and cash equivalents in 1999. The most significant component of the changes between the periods under comparison was the difference in cash provided by or used in investment activities; specifically, differences in the amount of proceeds from the sale of equity securities and purchase of equity securities during each such year, differences in the amount of proceeds from matured/called investment debt securities which were reinvested, and the purchase of a greater amount of other investments during the current years. Also contributing to the differences were reduced net earnings in 2001 compared to 2000, while net earnings in 2000 increased over 1999, partially offset by reduced income taxes in the current year. The lower net earnings in 2001 include certain impairment charges on equity securities described above which reduced earnings but did not reduce cash. Also, there were greater proceeds from sales of land in 1999 than in the subsequent two years, and the fluctuation in deferred oil lease bonus amounts also contributed to the variations in cash flows during the years under comparison. There was a significant cash expenditure in 2000 with respect to the treasury stock purchase described above, offset in that year by proceeds from the sale of investment debt securities. Cash used in the payment of dividends was approximately the same in the three years under comparison, even though there were fewer shares outstanding in 2000 and 2001 due to the redemption of treasury stock described above because the per share dividends paid in 2000 and 2001 were greater than in 1999. Additional cash was received by the Company in 2000 as proceeds from the exercise of stock options by a member of the Board of Directors who received options under the Director Non-Qualified Stock Option Plan approved by the stockholders in April of 1995.

The Company has no specific commitment for material capital expenditures at the present time. Management does, however, continue to actively pursue other business opportunities which may result in a more productive deployment of its assets and ultimately increase earnings. The Board has recently reviewed numerous possible acquisition possibilities of operating businesses with three such potential acquisitions being reviewed and declined in the past year as not suitable at the present time from a stockholder prospective. At this time Management is focused on aggressively pursuing development of the Company's oil and gas properties and to attempt to lease more of its mineral properties in order to generate more rental, bonus and royalty income, and is considering acquiring additional mineral properties or perhaps working interests in selected oil and gas operations. Two new oil and gas leases were in fact made in 1999, one in Pittsburg County, Oklahoma, and another in Sebastian County, Arkansas; three new oil and gas leases were made in 2000-one in San Jacinto County, Texas, and one in Sebastian County, Arkansas, and one in Craig County, Oklahoma; and one new oil and gas lease was made in 2001 on Company property in Arkansas and Oklahoma. As yet there has been no production under any of these leases but bonuses were received by the Company at the time each lease was entered into.

Accounting Policies, Recent Accounting Pronouncements, and Other Accounting Matters

A summary of significant accounting policies is contained in Note (1) to the accompanying consolidated financial statements. One example of a judgment made in applying a critical accounting policy is the impairment charge made relative to the decline in market value of certain securities that is deemed to be other than temporary as is referred to above and explained in detail in Note (1). There would be materially different reported results if different assumptions or conditions were to prevail. However, in the judgment of Management and the Board of Directors, the indicated charges were appropriate. Another example of a judgment made in applying a critical accounting policy is the periodic review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This accounting policy is also explained in Note (1), and been applied in the past, for example in adjustments to the carrying value of the Company's coal properties.

A one share for one share stock dividend was distributed to stockholders in February of 2001. All per share and share data in the consolidated financial statements accompanying this report, and related notes, retroactively reflect the stock dividend for all periods presented. Cash dividends totaling $0.875 per share were paid in 2001 and 2000 compared to $0.625 per share paid in 1999. While the Board of Directors had expressed the intention early in 2001 to continue paying the $0.25 per share quarterly dividend if the operating results and financial condition of the Company continued to justify it, the Board subsequently expressed a consensus that in subsequent quarters the Board might re-evaluate the quarterly dividend policy in light of possible needs to retain liquidity for potential acquisitions under consideration and for other possible areas of internal growth. In the fourth quarter of 2001 the Board declared a dividend for that quarter of $0.125 per share and explained that since total year to date earnings for that year were somewhat below total net earnings for the same period of the previous year, due in substantial part to a recent material decrease in energy prices, and in furtherance of the objective to retain liquidity for potential acquisitions under consideration and for other possible areas of internal growth, it would be advisable to reduce the quarterly dividend payment accordingly.

Concerning quantitative and qualitative disclosures concerning market risk, the primary market risk exposures of the Company relate to changes in interest rates, changes in equity security prices, and changes in certain commodity prices. The Company's exposure to market risk for changes in interest rates relate solely to its fixed income portfolio which consists of U,.S. Government Agency securities. All such securities are held to maturity and have original maturities of less than one year. The Company does not use derivative financial instruments to hedge interest rates on its fixed income investment securities. The Company's exposure to market risk for changes in equity security prices relates solely to its marketable equity investment portfolio which consists primarily of common stocks of domestic, publicly held enterprises. The Company's exposure to market risk for changes in commodity prices relates to changes in the prices of coal, oil and natural gas and the effect thereof on its royalties and rentals relating to coal deposits and mineral rights as discussed above. The Company does not use derivative commodity instruments to hedge its commodity risk exposure.

Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, standardizes the accounting for derivative instruments. Under that statement, entities are required to carry all derivative instruments in the statement of financial condition at fair value. The Company adopted SFAS No. 133, as amended on January 1, 2001. The adoption of SFAS No. 133 did not impact the financial position or results of operation of the Company.

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled work force may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. The Company is required to adopt SFAS No. 142 effective January 1, 2002. The Company currently has no goodwill or significant other intangible assets.

On October 3, 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While this statement supersedes, SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, it retains many of the fundamental provisions of that statement. This statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This statement is effective for fiscal years beginning after December 15, 2000, except in certain circumstances. The Company is required to adopt SFAS No. 144 on January 1, 2002. The Company is currently reviewing what impact the provisions of this statement will have, if any, on its financial position and results of operations. It is anticipated that the adoption of this statement will not have a significant impact on the Company's operations.

Forward-Looking Statements

This report contains forward-looking statements that are based on current expectations, estimates, forecasts, and projections about the business segment in which the Company operates, Management's beliefs, and assumptions made by Management. These and other written or oral statements that constitute forward-looking statements may be made by or on behalf of the Company. These statements are not guarantees of future performance and involve assumptions and certain risks and uncertainties that are difficult to predict, such as future changes in energy prices, including fluctuations in prevailing prices for oil and gas, the Company's ability to participate in or co-venture successful exploration or production of natural resources (such as oil, gas, coal and other minerals) results of drilling and other exploration and development activities, uncertainties regarding future political, economic, regulatory, fiscal, and tax policies and practices as well as assumptions concerning a relatively stable national economy, and the absence of a major disruption such as a domestic act of terrorism. Therefore, actual outcomes and results may differ materially from what is expressed, implied, or forecast in such forward-looking statements. The Company does not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2001 and 2000

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 1,285,926	1,748,510
Accounts receivable	104,882	22,500
Securities maturing within one year,		
at amortized cost (note 2)	3,998,404	3,970,189
Notes receivable, current	18,084	16,720
Deferred income taxes (note 5)	17,709	—
Other	10,013	10,064
Total current assets	5,435,018	5,767,983
Equity securities, at fair value (note 2)	1,030,491	1,544,018
Notes receivable, noncurrent	65,221	83,287
Other investments	350,002	100,002
Deferred income taxes (note 5)	71,494	—
Coal deposits, real estate, equipment &		
leasehold improvements (notes 3 & 4):		
Coal deposits	1,602,882	1,602,882
Mineral rights	39,988	39,988
Surface land	25,562	25,581
Equipment and leasehold improvements	—	1,303
	1,668,432	1,669,754
Less accumulated depletion, depreciation & amortization	581,498	580,541
Net coal deposits, real estate, equipment, &		
leasehold improvements	1,086,934	1,089,213
Total assets	$ 8,039,160	8,584,503

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2001 and 2000

Liabilities and Stockholders' Equity	2001	2000
Current liabilities:		
Accounts payable & accrued expenses	$ 4,838	10,946
Deferred income – advance oil lease bonus	47,353	—
Federal & state income taxes	46,112	62,525
Total current liabilities	98,303	73,471
Deferred income taxes (note 5)	—	149,993
Stockholders' equity:		
Preferred stock of $1 par value; 100,000 shares authorized; no shares issued	—	—
Common stock of $1 par value; 2,500,000 shares authorized; 503,924 shares issued in 2001 and 2000	503,924	503,924
Retained earnings	7,445,022	7,639,660
Accumulated other comprehensive income (loss), net of deferred taxes of $(4,356) in 2001 and $117,091 in 2000	(8,089)	217,455
Total stockholders' equity	7,940,857	8,361,039
Commitments & contingencies (notes 3, 6, & 9)		
Total liabilities and stockholders' equity	$ 8,039,160	8,584,503

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Net earnings	$ 246,296	856,581	651,010
Other comprehensive income:			
Realized gains & unrealized appreciation (depreciation) on investments	(209,118)	(76,857)	1,011,444
Income taxes	73,191	26,900	(354,006)
Realized gains and unrealized appreciation (depreciation) on investments, net	(135,927)	(49,957)	657,438
Less:			
Realized investment (gains) losses included in net earnings	(137,873)	(671,590)	(372,782)
Income taxes	48,256	235,056	130,474
	(89,617)	(436,534)	(242,308)
	(225,544)	(486,491)	415,130
Comprehensive income	$ 20,752	370,090	1,066,140

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2001, 2000, and 1999

		Common stock	Additional capital	Retained earnings	Treasury stock	Accumulated other comprehensive income	Total
Balance, Dec. 31, 1998	$	753,376	1,631,200	9,215,231	(617,632)	288,816	11,270,991
Net earnings		–	–	651,010	–	–	651,010
Cash dividends ($0.63 per share)		–	–	(442,998)	–	–	(442,998)
Purchase of 6,424 shares of common stock for treasury		–	–	–	(98,534)	–	(98,534)
Net unrealized appreciation on investments available-for-sale		–	–	–	–	415,130	415,130
Balance, Dec. 31, 1999	$	753,376	1,631,200	9,423,243	(716,166)	703,946	11,795,599
Net earnings		–	–	856,581	–	–	856,581
Cash dividends ($0.88 per share)		–	–	(442,753)	–	–	(442,753)
Purchase of 205,642 shares of common stock for treasury		–	–	–	(3,422,085)	–	(3,422,085)
Proceeds from option exercised on 4,000 shares		–	–	–	60,188	-	60,188
Net unrealized depreciation on investments available-for-sale		–	–	–	–	(486,491)	(486,491)
Cancellation of 249,452 shares of common stock for treasury		(249,452)	(1,631,200)	(2,197,411)	4,078,063	–	–
Balance, Dec. 31, 2000	$	503,924	–	7,639,660	–	217,455	8,361,039
Net earnings		–	–	246,296	–	–	246,296
Cash dividends ($0.88 per share)		–	–	(440,934)	–	–	(440,934)
Net unrealized depreciation on investments available-for-sale		–	–	–	–	(225,544)	(225,544)
Balance, Dec. 31, 2001	$	503,924	–	7,445,022	–	(8,089)	7,940,857

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000, and 1999

		2001	2000	1999
Cash flows from operating activities:				
Net earnings	$	246,296	856,581	651,010
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:				
Depletion, depreciation & amortization		2,260	2,316	2,339
Gain on sales of real estate		(1,106)	(3,385)	(43,489)
Gain on sales of equity securities		(137,873)	(671,590)	(372,782)
Impairment charge on equity securities		274,296	-	-
Amortization of premiums & discounts of securities, net		(163,417)	(277,727)	(375,264)
Deferred income taxes		(117,749)	3,505	(3,499)
Changes in assets & liabilities:				
Account receivable & other assets		(82,331)	19,779	(25,625)
Accounts payable & accrued expenses		(6,108)	(15,116)	95
Deferred oil lease bonus		47,353	-	(97,357)
Federal & state income taxes		(16,413)	20,514	74,516
Net cash provided by (used in) operating activities		45,208	(65,123)	(190,056)
Cash flows from investing activities:				
Proceeds from note receivable		16,702	15,402	12,465
Proceeds from matured/called investment debt securities		20,000,000	26,972,217	30,500,000
Purchases of investment debt securities		(19,864,798)	(23,194,798)	(30,120,627)
Proceeds from sales of land		1,125	3,424	44,000
Purchases of equity securities		(478,972)	(1,314,348)	(188,578)
Proceeds from sales of equity securities		509,085	1,342,367	771,357
Purchase of other investments		(250,000)	(100,002)	-
Net cash provided by (used in) investing activities		(66,858)	3,724,262	1,018,617
Cash flows from financing activities:				
Dividends paid		(440,934)	(442,753)	(442,998)
Purchase of common stock for treasury		-	(3,422,085)	(98,534)
Proceeds from exercised options		-	60,188	-
Net cash used in financing activities		(440,934)	(3,804,650)	(541,532)
Net increase (decrease) in cash and cash equivalents		(462,584)	(145,511)	287,029
Cash and cash equivalents, beginning of year		1,748,510	1,894,021	1,606,992
Cash and cash equivalents, end of year	$	1,285,926	1,748,510	1,894,021
Income taxes paid during the year	$	235,630	375,700	229,440

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Central Natural Resources, Inc. (the Company) and its two wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposit accounts and a money market deposit account. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investment Securities

Investments in debt securities are classified as held-to-maturity securities, which are carried at amortized cost. Investment in marketable equity securities are classified as available-for-sale securities, which are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Other than temporary impairment is analyzed quarterly on an individual security basis based on the length of time and the extent to which market value has been less than cost, the financial condition and any specific events which effect the issuer, and the Company's intent and ability to hold the security. Other than temporary impairment is measured based on the individual security's quoted market price.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in net earnings and are derived using the specific identification method for determining the cost of securities sold.

Purchases and sales of securities are recorded on a trade-date basis. Accounts receivable at December 31, 2001 includes $82,382 due from a broker for securities sold.

Coal Deposits, Real Estate, Equipment, and Leasehold Improvements

Coal deposits, mineral rights, surface land, and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Renewals and betterments which extend the useful life of the asset are capitalized.

Depreciation, Depletion, and Amortization

Equipment and leasehold improvements are depreciated/amortized using the straight-line method over their estimated useful lives or lease terms, which range from five to seven years.

Depletion of coal deposits is computed at the rate of $0.025 per ton of coal produced or purchased, which approximates depletion computed on a wasting-asset basis.

Coal, Oil, and Gas Income

Coal royalties are based on a percentage of the production of land leased from the Company or, in the case of no production, the minimum annual royalty (see note 3). Oil and gas royalties are based on a percentage of the production on land leased from the Company. Oil and other mineral lease rentals and bonuses are derived from the leasing of land and mineral rights prior to production.

Oil lease bonuses which relate to future periods are deferred and recognized as income over the related future periods (generally one year).

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for subsequent changes in tax rates is recognized in income in the period that includes the tax rate change.

Stock Option Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the then current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

On October 3, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While this statement supersedes SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement.

This statement is effective for fiscal years beginning after December 15, 2001, except in certain circumstances. The Company is required to adopt SFAS No. 144 on January 1, 2002. The Company is currently reviewing what impact the provisions of this statement will have, if any, on its financial position and results of operations. It is anticipated that the adoption of this standard will not have a significant impact on the Company's operations.

Earnings and Dividends Per Share

Effective December 31, 2000, the authorized number of shares were increased to a total of 2,600,000 shares-2,500,000 shares of common stock of $1.00 par value, and 100,000 shares of preferred stock of $1.00 par value.

The preferred stock authorization does not explicitly dictate the dividend amounts or preferences, liquidation preferences, voting rights, participation features, or other characteristics typical of preferred stock. This authorization is referred to as a blank check preferred, which at a later date the board of directors can approve the issuance of and, at that time, determine the specific characteristics of the preferred stock.

Basic earnings per share are based on the weighted average number of common shares outstanding. Dilutive earnings per share are based on the weighted average number of common shares and dilutive common equivalent shares outstanding during the year.

Stock options are the only common stock equivalents, however, their effect was not dilutive in the calculation of earnings per share for the years ended December 31, 2001, 2000, and 1999. Dividends per share are based on the number of shares outstanding on the dividend dates of record.

Comprehensive Income

Comprehensive income consists of net income and net unrealized gains (losses) on available-for-sale securities and is presented in the consolidated statements of comprehensive income.

Segment Information

The Company operates in only one segment-energy. The energy segment consists of the leasing of real properties and mineral interests in the midwestern and southern United States. The Company has no foreign revenues. Coal royalties in 2001, 2000, and 1999 were received from two customers, with 99%, 95%, and 92% being received from the largest customer, respectively. Oil and mineral lease bonuses and rentals were received from three, four, and four customers in 2001, 2000, and 1999, with 91%, 56%, and 90% being recognized from the largest customer, respectively. Oil and gas royalties were received from fifteen, fourteen, and twelve customers in 2001, 2000, and 1999, with 55%, 62%, and 62%, being received from one customer, respectively.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) INVESTMENT SECURITIES

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for held-to-maturity and available-for-sale securities by major security type at December 31, 2001 and 2000 are presented below. Substantially all equity securities represent common stocks of domestic corporations.

2001	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Held-to-maturity:				
U.S. government agency securities	$3,998,404	–	(44)	3,998,360
Available-for-sale - equity securities	$1,042,936	52,497	(64,942)	1,030,491
2002				
Held-to-maturity:				
U.S. government agency securities	$3,970,189	–	(1,439)	3,968,750
Available-for-sale - equity securities	$1,209,470	579,000	(244,452)	1,544,018

At December 31, 2001 and 2000, all U. S. government agency securities mature within one year.

The Company recognized impairment charges for declines in market values of equity securities considered to be other than temporary of $274,296 during 2001.

During the first quarter of 2000, the Company sold U. S. government agency securities classified as held-to-maturity to fund the purchase of Company stock (see note 9). The sales proceeds of $3,472,217 approximated the securities' amortized cost.

Investment income consists of the following for each of the years ended December 31:

	2001	2000	1999
Interest	$ 213,386	375,156	$442,978
Dividends	8,161	16,633	11,125
Gross gains on sales of equity securities	206,466	773,868	399,578
Gross losses on sales of equity securities	(68,593)	(102,278)	(26,796)
Impairment charge on equity securities	(274,296)	-	-
	$ 85,124	$1,063,379	$826,885

(3) COAL DEPOSITS

The rights to 14,000 acres of coal deposits totaling approximately 84,000,000 tons of coal in place (of which from 50% to 90% could be expected to be recoverable) are leased under an agreement which extends through 2009. The agreement provides for minimum annual royalties of $90,000. Coal deposits aggregating approximately 92,000,000 tons in place with a net carrying value of approximately $710,000 at December 31, 2001 are not presently leased or producing coal in commercial quantities.

(4) MINERAL RIGHTS

At December 31, 2001 and 2000, the Company owned approximately 64,000 acres of mineral rights in Missouri, Kansas, Oklahoma, Arkansas, Louisiana, and Texas.

(5) INCOME TAXES

Total income taxes for the years ended December 31, 2001, 2000, and 1999 were allocated as follows:

	2001	2000	1999
Operations	$ 100,960	435,290	266,309
Stockholders' equity, for unrealized appreciation (depreciation) on equity securities	(121,447)	(261,958)	223,531
	$ (20,487)	173,332	489,840

The components of income tax expense from continuing operations are as follows:

	2001	2000	1999
Federal	$ 87,280	376,481	282,434
State	13,680	58,809	(16,125)
Total	$ 100,960	435,290	266,309

Total income tax expense for 2001, 2000, and 1999 includes deferred income tax expense (benefit) of $(117,749), $3,505, and $(3,499), respectively.

Income tax expense relating to operations has been provided at effective rates of 29.1%, 33.7%, and 29.0% for the years ended December 31, 2001, 2000, and 1999, respectively. The reasons for the difference between the effective tax rates and the corporate federal income tax rate of 34.0% are as follows:

	2001	2000	1999
Expected statutory tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal income tax effect	2.6	2.9	(1.2)
Depletion	(9.6)	(2.5)	(2.3)
Other, net	2.1	(0.7)	(1.5)
Effective tax rate	29.1%	33.7%	29.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
Deferred tax assets:		
Impairment charge on equity securities	$ 102,493	$ -
Write-down of coal deposits	45,095	45,095
Coal development costs	31,929	30,699
Deferred income – advance oil lease bonus	17,709	-
Land sales	13,319	12,919
Other	6,828	5,095
Unrealized depreciation on available-for-sale securities	4,356	-
	221,729	93,808
Less valuation allowance	(45,095)	(45,095)
Deferred tax assets	176,634	48,713
Deferred tax liabilities:		
Depletion	(87,431)	(81,615)
Unrealized appreciation on available-for-sale securities	-	(117,091)
Deferred tax liabilities	(87,431)	(198,706)
Net deferred tax asset (liability)	$ 89,203	$ (149,993)

(6) OPERATING LEASES

The Company has a five-year operating lease for its office space in Kansas City, Missouri, which became effective January 1, 1999. The lease agreement provides for annual rental payments of approximately $13,200 through 2003. Rent expense amounted to $13,182, $13,182, and $13,155 for the years ended December 31, 2001, 2000, and 1999, respectively.

(7) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

- *Cash, cash equivalents, trade receivables, and trade payables* - The carrying amount approximates fair value because of the short maturity of these financial instruments.
- *Debt and equity securities* - The fair values of debt and equity securities are based on quoted market prices. The fair value of debt and equity securities are disclosed in note 2.

(8) STOCK OPTION PLANS

Nonqualified Stock Option Plan

In April 1995, the Company adopted a nonqualified stock option plan (the Plan) pursuant to which the Company's Board of Directors may grant stock options to directors in lieu of cash compensation. The Plan authorizes grants of options to purchase up to 50,000 shares of common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have a term of ten years and vest and become fully exercisable six months after the date of grant. In 2001, 6,000 nonqualified stock options were granted under this plan.

Stock Incentive Plan

In February 2001, the Company adopted a stock incentive plan pursuant to which the Company's Board of Directors may issue stock awards to key employees and directors of the Company. This plan allows for stock options, stock appreciation rights, restricted stock, stock bonuses, performance share awards, dividend equivalents, or deferred payment rights.

The maximum number of shares of common stock that may be delivered under this plan shall not exceed 75,000 shares. The maximum number of shares of common stock that may be delivered pursuant to options qualified as incentive stock options granted under this plan is 45,000 shares. The maximum number of shares of common stock that may be delivered to nonemployee directors shall not exceed 20,000 shares. The maximum number of shares subject to those options and stock appreciation rights that are granted during any calendar year to any individual shall be limited to 15,000, and the maximum individual limit on the number of shares in the aggregate subject to all awards that during any calendar year are granted under this plan shall be 25,000. Each of these limits is subject to adjustment as set forth in the plan.

In April 2001, 2,000 incentive stock options were granted under this plan. Incentive stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All incentive stock options have a term of ten years and shall become exercisable in four annual installments.

A summary of stock option activity, including incentive stock options, during 2001, 2000, and 1999 is as follows:

	Year ended					
	2001		2000		1999	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Options outstanding, beginning of period	6,000	$ 17.00	4,000	$ 15.05	20,000	$ 15.18
Granted	8,000	17.00	6,000	17.00	—	—
Exercised	—	—	(4,000)	15.05	—	—
Forfeited	—	—	—	—	16,000	15.18
Options outstanding, end of period	14,000	17.00	6,000	17.00	4,000	15.05
Options exercisable end of period	12,000	$ 17.00	6,000	$ 17.00	4,000	$ 15.05

Exercise prices for all options outstanding as of December 31, 2001 were $17.00.

The per share weighted average fair value of stock options granted during 2001 and 2000 was $1.65 and $1.74, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: 2001-expected dividend yield of 5.26%, expected volatility of 17.63%, risk-free interest rate of 4.290%, and an expected life of five years; 2000-expected dividend yield of 6.08%, expected volatility of 20.07%, risk-free interest rate of 5.75%, and an expected life of five years; 1999-expected dividend yield of 6.0%, expected volatility of 15.00%, risk-free interest rate of 5.66%, and an expected life of five years.

The Company applies APB Opinion No. 25 in accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net earnings:			
As reported	$ 246,296	856,581	651,010
Pro forma	$ 233,196	849,784	646,000
Earnings per share:			
Basic & diluted, as reported	$ 0.49	1.58	0.92
Pro forma	$ 0.46	1.56	0.91

(9) RELATED PARTY TRANSACTIONS

The Company paid $21,666 in 2001 to a company affiliated with one of its directors for its participation in a strategic planning project undertaken on behalf of the Company. The Company intends to pay an additional $20,834 in 2002 to the company affiliated with its director in relation to this project.

On March 6, 2000, the Company consummated the resolution of litigation and other disputes with a former director and other stockholders, which arose in connection with the election of directors at the Company's 1999 Annual Meeting, pursuant to an Agreement of Settlement and Release executed by all parties, including the Company, on February 29, 2000. The terms of the settlement included the purchase by the Company of all stock in the Company owned by the plaintiffs, totaling 194,462 shares for a purchase price of $16.75 per share, or aggregate consideration of $3,257,238. The source of the funds used was available liquid assets of the Company previously invested in U. S. government agency obligations.

(10) SUPPLEMENTARY QUARTERLY DATA (UNAUDITED)

	2001			
	First quarter	Second quarter	Third quarter	Fourth quarter
Operating revenue	$ 203,528	244,994	176,221	144,356
Investment income	79,046	60,066	(64,231)	10,243
Net earnings	85,677	125,871	17,946	16,802
Earnings per share - basic and diluted.......	0.17	0.25	0.04	0.03

	2000			
	First quarter	Second quarter	Third quarter	Fourth quarter
Operating revenue	$ 151,562	157,717	208,643	223,567
Investment income	291,896	142,002	474,621	154,860
Net earnings	211,216	97,985	353,543	193,837
Earnings per share - basic and diluted	0.33	0.19	0.69	0.37

Investment income for 2001 reflects impairment charges in the second, third, and fourth quarters of $46,088, $66,414, and $161,794, respectively.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Central Natural Resources, Inc. and Subsidiaries

We have audited the consolidated balance sheets of Central Natural Resources, Inc. and subsidiaries, as of December 31, 2001 and 2000 and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, as set forth on page 5 and pages 9-22 on the annual report. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Natural Resources, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Kansas City, Missouri
January 25, 2002

DIRECTORS

BRUCE L. FRANKE
Oil, Gas & Real Estate Management

RAY A. INFANTINO
Retired, Insurance Executive & Management Consultant

PATRICK J. MORAN
President of Moran Resources Company

JAMES R. UKROPINA
Of Counsel, O'Melveny & Myers, LLP, Attorneys at Law

PHELPS C. WOOD
President of Remdev Corporation

PHELPS M. WOOD
President of Tektest, Inc.

OFFICERS

PHELPS M. WOOD
President

RAY A. INFANTINO
Secretary & Treasurer

ERNEST N. YARNEVICH, JR.
Assistant Secretary

GARY J. PENNINGTON
Vice President, Assistant Treasurer & General Manager

LEONARD NOAH
Assistant Treasurer

	2001					2000				
	Bid		Asked		Dividends	Bid		Asked		Dividends
	Low	High	Low	High	Per Share	Low	High	Low	High	Per Share
1st Quarter	$16.00	$17.50	$ —	$ —	$ .25	$14.50	$17.00	$ —	$ —	$ .00
2nd Quarter	15.30	17.50	—	—	.25	14.50	16.50	—	—	.25
3rd Quarter	16.50	16.50	—	—	.25	13.63	15.50	—	—	.00
4th Quarter	16.80	18.00	—	—	.125	14.00	16.00	—	—	.625
For Year	$15.30	$18.00	$ —	$ —	$.875	$13.63	$17.00	$ —	$ —	$.875